CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

January 27, 2010

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is responsible for ensuring that we fulfill our fiduciary duties to our shareholders and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the consolidated financial statements and the notes thereto for the three months ended December 31, 2009 and 2008, and with the fiscal 2009 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States of America (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 13 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

The following are the three primary objectives of this MD&A:

●	Provide a narrative explanation of the consolidated financial statements through the eyes of management;
●	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and
●	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Corporate Overview – includes a description of our business and how we generate revenue as well as the markets in which we operate.  In addition, we also summarize significant developments and certain financial highlights for the quarter;

Financial Review – discusses year-over-year changes to operating results for the quarters ended December 31, 2009 and 2008, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;

Liquidity and Capital Resources – discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources;

Critical Accounting Estimates and Risks and Uncertainties – explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings from continuing operations before interest on long-term debt, interest income, other (income) expenses, and income tax expense (“adjusted EBIT”);
2.	Constant currency growth;
3.	Days Sales Outstanding (“DSO”);
4.	Return on Invested Capital (“ROIC”);
5.	Return on Equity (“ROE”);
6.	Net Debt to Capitalization ratio;
7.	Backlog;
8.	Bookings; and
9.	Book-to-Bill ratio.

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 15. Definitions of constant currency growth, DSO, ROIC, ROE, net debt to capitalization, backlog, and bookings are provided on pages 8 and 9. A discussion of bookings and book-to-bill ratios can be found on page 10 while net debt to capitalization, ROIC, ROE and DSO are discussed on page 20.

RESTATEMENT OF PRIOR PERIODS

During fiscal 2009, CGI adopted CICA Handbook section 3064, “Goodwill and Intangible Assets” retrospectively, with restatement of prior periods. This MD&A reflects the impacts of these restatements on the consolidated financial statements for the quarter ending December 31, 2008. Please refer to Note 1 of our consolidated financial statements for further details.

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Table of Contents

CORPORATE OVERVIEW	5

About CGI	5
Vision and Strategy	5
Competitive Environment	6
Quarterly Variances	6

Q1 2010 HIGHLIGHTS	6

SHARE REPURCHASE PROGRAM	7

OVERVIEW OF Q1 2010	8

Key Performance Measures	8
Selected Quarterly Information	9
Financial Review	10
Bookings and Book-to-Bill Ratio	10
Foreign Exchange	10
Revenue Distribution	11
Revenue Variation and Revenue by Segment	11
Operating Expenses	13
Adjusted EBIT by Segment	14
Earnings from Continuing Operations before Income Taxes	15
Net Earnings	16

LIQUIDITY	16

Cash Provided by Continuing Operating Activities	17
Cash Used in Continuing Investing Activities	17
Cash Used in Continuing Financing Activities	17
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents from Continuing Operations	18

CONTRACTUAL OBLIGATIONS	18

CAPITAL RESOURCES	18

FINANCIAL INSTRUMENTS AND HEDGES	19

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	20

OFF-BALANCE SHEET FINANCING AND GUARANTEES	20

CAPABILITY TO DELIVER RESULTS	21

RELATED PARTY TRANSACTIONS	21

JOINT VENTURE: SUPPLEMENTARY INFORMATION	22

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	22

CHANGES IN ACCOUNTING POLICIES	22

CRITICAL ACCOUNTING ESTIMATES	23

FUTURE ACCOUNTING CHANGES	25

RISKS AND UNCERTAINTIES	26

Risks Related to the Market	26
Risks Related to our Industry	26
Risks Related to our Business	28

INTEGRITY OF DISCLOSURE	31

LEGAL PROCEEDINGS	31

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

CORPORATE OVERVIEW

About CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling them to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, United States of America and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.

Vision and Strategy

Our strategy is based on long-term fundamentals and has not changed since September 30, 2009. Please refer to our 2009 Annual Report or visit www.cgi.com for further details.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Competitive Environment

There have been no significant changes to the description outlined in our 2009 Annual Report.

Quarterly Variances

Please refer to our 2009 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company’s future performance.

Q1 2010 HIGHLIGHTS

With increasing optimism around an economic recovery, CGI has positioned itself by implementing additional cost control measures and restructuring business units since the beginning of the global economic downturn. As a result, we were able to maintain and even grow our profit margins in the past year. As government stimulus spending continues, coupled with low interest rates, clients would be encouraged to revive their investments in IT services. We have already begun to see this impact in the increase of our bookings, especially in the financial services vertical market. Highlights for the quarter are:

•	Bookings of $1.6 billion, representing a book-to-bill ratio of 174%;
•	The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.2% from 83.7% in the prior year;
•	Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to 2008;
•	Both basic and diluted EPS from continuing operations grew more than 42.3% compared to 2008;
•	DSO improved to 30 days from 52 days a year ago;
•	Generated cash of $166 million from continuing operations, an improvement of $87 million over 2008;
•	Finished the quarter with cash and short-term investments of $346 million which was in excess of long-term debt by $70 million;
•	Repurchased 11.4 million shares in the quarter.

Capital Stock and Options Outstanding (as at January 22, 2010)

259,074,263 Class A subordinate shares
33,608,159 Class B shares
29,871,227 options to purchase Class A subordinate shares

Q1 2010 Trading Summary

CGI's shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and recently, in the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	12.50	Open:	11.66
High:	14.78	High:	13.91
Low:	12.07	Low:	11.11
Close:	14.24	Close:	13.56

Canadian average daily trading volumes:	1,293,088	U.S. average daily trading volumes:	173,142
Includes the average daily volumes of both the TSX and Alternative Trading Systems.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Stock Performance

SHARE REPURCHASE PROGRAM

During the first quarter of 2010, the Company repurchased 11,389,780 of its Class A subordinate shares for $150.4 million at an average price including commissions of $13.20. Included in the number of Class A subordinate shares outstanding are 37,500 shares which were repurchased at the end of the quarter, were held and paid for by the Company, but cancelled after December 31, 2009.

From February 9, 2009 to January 22, 2010, under the terms of the current Normal Course Issuer Bid effective February 9, 2009, the Company repurchased 24,615,420 of its Class A subordinate shares for $303.3 million at an average price including commissions of $12.32. This represents 91.3% of the total allowable buyback.

On January 27, 2010, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10%, or approximately 25.2 million of the public float of the Company’s Class A subordinate shares during the next year, subject to regulatory approval.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

OVERVIEW OF Q1 2010

Key Performance Measures

We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	•
Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, and income taxes (see definition on p. 2). Management believes this best reflects the profitability of our operations.

•
Diluted earnings per share from continuing operations attributable to shareholders of CGI – is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	•
Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	•
Constant currency growth – is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	•	Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•
Book-to-Bill ratio – is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•
Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses investment funds to generate earnings growth.

•
Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Selected Quarterly Information

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
As at and for the three months ended	2009	2009	2009	2009	2008	2008	2008	2008
Growth
Backlog1 (in millions of dollars)	11,410	10,893	11,772	12,019	11,400	11,645	11,638	11,672
Bookings (in millions of dollars)	1,591	549	1,059	1,676	775	982	986	1,043
Book-to-bill ratio	174%	59%	111%	177%	78%	106%	104%	112%
Revenue (in '000 of dollars)	913,006	926,051	950,419	948,319	1,000,372	929,198	950,468	930,770
Year-over-year growth	-8.7%	-0.3%	0.0%	1.9%	11.7%	2.8%	4.0%	-0.2%
Constant currency growth2	-3.7%	-1.4%	-4.5%	-5.6%	4.3%	2.6%	6.5%	5.4%
Profitability
Adjusted EBIT3	119,436	126,128	113,135	107,250	114,228	105,255	111,091	108,516
Adjusted EBIT margin	13.1%	13.6%	11.9%	11.3%	11.4%	11.3%	11.7%	11.7%
Earnings from continuing operations
(in '000 of dollars)	111,219	82,640	76,678	76,590	79,989	75,492	82,066	69,386
Earnings from continuing operations margin	12.2%	8.9%	8.1%	8.1%	8.0%	8.1%	8.6%	7.5%
Net earnings (in '000 of dollars)	111,219	82,640	76,678	77,813	80,074	73,815	78,289	69,062
Net earnings margin	12.2%	8.9%	8.1%	8.2%	8.0%	7.9%	8.2%	7.4%
Basic EPS from continuing operations (in dollars)4	0.38	0.27	0.25	0.25	0.26	0.24	0.26	0.22
Diluted EPS from continuing operations
(in dollars)4	0.37	0.27	0.25	0.25	0.26	0.24	0.25	0.21
Basic EPS (in dollars)4	0.38	0.27	0.25	0.25	0.26	0.24	0.25	0.21
Diluted EPS (in dollars)4	0.37	0.27	0.25	0.25	0.26	0.23	0.24	0.21
Liquidity
Cash provided by continuing operating activities
(in '000 of dollars)	166,128	192,450	170,894	187,299	79,601	82,942	105,882	45,869
Days sales outstanding5	30	39	41	42	52	50	48	44
Capital structure
Net debt to capitalization ratio6	n/a	n/a	0.6%	4.0%	9.6%	13.9%	15.6%	15.1%
Return on equity7	15.2%	14.2%	14.3%	15.1%	15.4%	15.6%	15.3%	14.4%
Return on invested capital8	15.4%	14.0%	13.7%	14.1%	14.1%	14.0%	13.5%	12.7%
Balance sheet
Cash & cash equivalents and short-term investments	346,445	343,427	271,974	186,427	216,034	50,134	67,632	82,002
Total assets	3,785,231	3,899,910	3,988,216	3,938,735	3,985,914	3,680,558	3,655,789	3,556,946
Long-term financial liabilities9	290,625	302,741	324,892	345,904	436,860	326,916	378,920	391,076

1
Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 11 for details.

3	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 15.

4	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.

5	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.

6
The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. In both Q1 2010 and Q4 2009, the net debt to capitalization ratio was negative and therefore, not applicable (“n/a”).

7	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the last twelve months over the last four quarters’ average equity.

8
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

9
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Financial Review

Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 174% for the quarter. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $1.6 billion in bookings signed during the quarter, 58% came from new business, while 42% came from extensions and renewals.

Our largest verticals for bookings were financial services and government & healthcare, making up approximately 72% and 14% of total bookings, respectively. From a geographical perspective, Canada made up 77% of total bookings, followed by the U.S. at 20% and Europe at 3%.

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Foreign Exchange

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. However, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars for the following periods:

	As at December 31,			As at September 30,
			Change		Change
	2009	2008	2009/2008	2009	Dec./Sept.
U.S. dollar	1.0466	1.2246	-14.5%	1.0722	-2.4%
Euro	1.5000	1.7046	-12.0%	1.5686	-4.4%
Indian rupee	0.0226	0.0252	-10.3%	0.0223	1.3%
British pound	1.6918	1.7896	-5.5%	1.7158	-1.4%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

			Change
For the three months ended December 31,	2009	2008	2009/2008
U.S. dollar	1.0562	1.2118	-12.8%
Euro	1.5600	1.5960	-2.3%
Indian rupee	0.0227	0.0249	-8.8%
British pound	1.7261	1.9006	-9.2%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Revenue Distribution

The following charts provide additional information regarding our revenue mix for the quarter:

By Contract Types	By Geography	By Vertical Market
A. Management of IT and business functions (outsourcing) i) IT services 50% ii) BPS 10% B. Systems integration and consulting 40%	A. Canada 59% B. U.S. 34% C. Europe 7%	A. Financial services 34% B. Government and healthcare 33% C. Telecommunications and utilities 16% D. Retail and distribution 12% E. Manufacturing 5%

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q1 2010 and Q1 2009 periods. The Q1 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that period.

	Three months ended
	Dec. 31,	Dec. 31,
(in '000 of dollars except for percentage)	2009	2008	Change

Revenue	913,006	1,000,372	-8.7%
Variation prior to foreign currency impact	-3.7%	4.3%
Foreign currency impact	-5.0%	7.4%
Variation over previous period	-8.7%	11.7%

Canada revenue prior to foreign
currency impact	540,935	584,257	-7.4%
Foreign currency impact	(2,369)
Canada revenue	538,566	584,257	-7.8%

U.S. revenue prior to foreign
currency impact	358,637	341,696	5.0%
Foreign currency impact	(45,621)
U.S. revenue	313,016	341,696	-8.4%

Europe revenue prior to foreign
currency impact	63,778	74,419	-14.3%
Foreign currency impact	(2,354)
Europe revenue	61,424	74,419	-17.5%
Revenue	913,006	1,000,372	-8.7%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

While the Company enjoyed healthy revenue growth in the first quarter of fiscal 2009, we saw the effects brought on by the global economic downturn by the second quarter, causing a number of our clients to adopt a cautious approach, conserving cash and revisiting investment decisions with a focus on addressing near term profitability and cash flow pressures. Some clients have suspended or stretched out their in-flight projects, deferred the kick-off of their new projects, chosen to have the same services delivered out of our Global Delivery Centers, or re-evaluated their capital and operating budgets; all focused on providing an immediate relief to their margin challenges. Although the economic downturn continued to impact our first quarter’s revenue, bookings this quarter of $1.6 billion and a book-to-bill ratio of 130% in the last 12 months indicate our clients’ reinitiating their IT services spending.

For the first quarter of fiscal 2010, revenue was $913.0 million, a decrease of $87.4 million compared to the first quarter of fiscal 2009. On a constant currency basis, revenue decreased by 3.7% year-over-year, and foreign currency exchange rate fluctuations furthered the decrease by 5.0% or $50.3 million, mainly due to the weakening of the U.S. dollar. On a constant currency basis, decreases occurred in our telecommunications & utilities, manufacturing, and retail & distribution vertical markets, partially offset by growth in the government & healthcare and financial services verticals.

Canada
For the three months ended December 31, 2009, revenue from our Canadian operating segment was $538.6 million, representing a decrease of $45.7 million or 7.8% over the same quarter last year. Of this decrease, approximately $25.9 million related to a low margin contract that was not renewed in the second quarter of fiscal 2009. The remainder of the decrease related to clients who have continued to defer the start-up of new projects or have chosen to have their services delivered in lower cost centers. This is in-line with our expectations. With the better outlook of economic conditions, coupled with renewed interest in our services, we anticipate that clients will start to release funding for their new IT projects.

U.S.
For the quarter ended December 31, 2009, our U.S revenue was $313.0 million, a decrease of $28.7 million or 8.4% when compared to the same quarter of last year. The unfavourable foreign exchange lowered our revenue by $45.6 million while our operations partially offset the decrease with $16.9 million or 5.0% of constant currency growth. The value proposition of our suite of solutions continues to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government and healthcare. Similar to our other segments, the cautious behaviour from some of our U.S. clients negatively impacted our revenue. However, recently signed outsourcing contracts in fiscal 2009 continue to offset the revenue reductions and help contribute revenue growth within this segment.

Europe
For the three months ended December 31, 2009, revenue from our Europe operating segment was $61.4 million, a decrease of $13.0 million or 17.5% compared to the same quarter last year. On a constant currency basis, the decrease was $10.6 million or 14.3% compared to the same quarter last year. The European market is still in the midst of the economic crisis. The impacts of this economic uncertainty continued to cause our European clients to defer or cancel discretionary projects in order to free up resources to invest in initiatives that drive short-term margin and cash flow benefits. The decreases prevailed primarily with clients in the telecommunications and utilities vertical market.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Operating Expenses

	Three months ended
	Dec. 31,	% of	Dec. 31,	% of
(in '000 of dollars except for percentage)	2009	Revenue	2008	Revenue
Costs of services, selling and
administrative	750,385	82.2%	837,077	83.7%

Foreign exchange (gain) loss	(1,121)	-0.1%	3,784	0.4%

Amortization
Capital assets	17,181	1.9%	13,817	1.4%
Contract costs related to
transition costs	4,903	0.5%	4,779	0.5%
Other intangible assets	22,222	2.4%	26,687	2.7%
Total amortization	44,306	4.9%	45,283	4.5%

Costs of Services, Selling and Administrative
When compared to the first quarter of fiscal 2009, costs of services, selling and administrative expenses as a percentage of revenue improved to 82.2% from 83.7%, primarily due to improvements in gross margin driven by past restructuring and productivity initiatives. Our costs of services are primarily driven by compensation which can vary due to salary adjustments, timing of fringe benefits and any severances in the period. We remain focused on proactively managing our cost base to ensure proper alignment with our revenues. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to decrease by $43.1 million, partially offsetting the $50.3 million unfavourable exchange rate fluctuation noted in our revenue section.

Foreign Exchange (Gain) Loss
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments. Of the $3.8 million loss in 2008, $2.0 million resulted from the interest portion of our cash flow hedges executed in 2007 on our Senior U.S. unsecured notes.

Amortization
For the first quarter of fiscal 2010, the increase in amortization expense for capital assets over the comparable period of fiscal 2009 is mainly due to additions of computer equipment made over the last year to support our new contracts and to improve our data center infrastructure.

The contract cost amortization is comparable to the prior year reflecting the net impact of amortization associated with new clients and contracts started, offset by the completion of contracts.

The amortization expense of other intangible assets decreased when compared to the same three-month period ended December 31, 2008. This is mainly attributable to the impairment charge taken in the last quarter of fiscal 2009 pertaining to certain finance-related business solutions in our U.S. operations. As a result, no amortization was recorded for these impaired assets in the current quarter.  In addition, over the last couple of years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions.  This has also contributed favourably to the reduction in amortization expenses.

Comparing the first quarter of fiscal 2010 to fiscal 2009, foreign currency fluctuations favourably impacted total amortization by $2.3 million.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Adjusted EBIT by Segment

	Three months ended
	Dec. 31,	Dec. 31,
(in '000 of dollars except for percentage)	2009	2008	Change

Canada	89,828	76,662	17.2%
As a percentage of Canada revenue	16.7%	13.1%

U.S.	40,758	48,787	-16.5%
As a percentage of U.S. revenue	13.0%	14.3%

Europe	1,398	4,298	-67.5%
As a percentage of Europe revenue	2.3%	5.8%

Corporate	(12,548)	(15,519)	-19.1%
As a percentage of revenue	-1.4%	-1.6%

Adjusted EBIT	119,436	114,228	4.6%
Adjusted EBIT margin	13.1%	11.4%

Canada
For the first quarter of 2010, adjusted EBIT was $89.8 million, an increase of $13.2 million or 17.2% when compared with the first quarter of 2009. As a percentage of revenue, our margin increased from 13.1% to 16.7%. The year-over-year improvement is predominantly due to the benefits attributable to the restructuring of our Canadian operations made in the prior year favourably impacting our gross margins and operating costs. In addition, investments made over the last two years have helped improve productivity within our data centre operations.

U.S.
Adjusted EBIT for our U.S. operating segment for the first quarter of fiscal 2010 was $40.8 million, a decrease of $8.0 million or 16.5% when compared to the first quarter of 2009. On a constant currency basis, adjusted EBIT decreased by $1.9 million or 3.8%. As a percentage of revenue, our margin decreased from 14.3% to 13.0%. While we have seen growth in the public sector, the commercial sector is experiencing the unfavourable effects of the global economic market where clients are cancelling or suspending their IT investments. As with other segments, we will continue to take proactive actions on our cost base to align with our forecasted revenues. This will ensure we remain competitive while improving our margins over time.

Europe
Adjusted EBIT for our European operating segment was $1.4 million for the three months ended December 31, 2009, a decrease of $2.9 million or 67.5% when compared to the three months ended December 31, 2008. As a percentage of revenue, our margin decreased from 5.8% to 2.3%. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. In addition, in order to proactively align our cost structure to planned revenues, we incurred approximately $3.0 million in restructuring costs this quarter.

Corporate
In the first quarter of fiscal 2010, corporate expenses represented 1.4% of revenue, down from 1.6% in the same quarter of fiscal 2009. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses. Without these foreign exchange impacts, corporate expenses would have been $13.7 million or 1.5% of revenue in the first quarter of fiscal 2010; on a comparable basis, corporate expenses for the first quarter of 2009 would have been $11.7 million or 1.2%. As a percentage of revenue, our corporate expenses were relatively flat with the exception of internal recoveries from our business units.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Earnings from Continuing Operations before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

	Three months ended
	Dec. 31,	% of	Dec. 31,	% of
(in '000 of dollars except for percentage)	2009	Revenue	2008	Revenue

Adjusted EBIT	119,436	13.1%	114,228	11.4%
Interest on long-term debt	3,729	0.4%	6,702	0.7%
Interest income	(371)	0.0%	(770)	-0.1%
Other (income) expenses	(528)	-0.1%	2,505	0.3%
Earnings from continuing operations before
income taxes	116,606	12.8%	105,791	10.6%

Interest on Long-Term Debt
The year-over-year decrease in interest expense for the three-month period is mainly due to the combined impact on our credit facilities of the favourable variation in interest rates, and of debt repayments made over the last fiscal year.

Interest Income
Interest income includes interest and other investment income earned on cash balances and short-term investments held during the period, in excess of interest expenses.

Other (Income) Expenses
For the three months ended December 31, 2009, other (income) expenses include the favourable change of approximately $0.6 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings before income taxes. In the first quarter of fiscal 2009, there was an unfavourable change of $2.4 million pertaining to the deferred compensation arrangement.

Income Taxes
Income tax expense for the three months ended December 31, 2009 and 2008 were $5.4 million and $25.8 million, respectively, representing a $20.4 million decrease. Our effective income tax rate for the three months ended December 31, 2009 and 2008 were 4.6% and 24.4%, respectively. This significant decrease was due to tax adjustments in the amount of $30.5 million mainly as a result of the final determinations and expiration of limitation periods. For the three months ended December 31, 2008, the expense contained a favourable income tax benefit of $8.6 million pertaining to a court decision rendered related to past years’ tax liabilities. Without these favourable tax benefits, our income tax rate for the three months ended December 31, 2009 and 2008 would have been 30.8% and 32.5%, respectively.

We continue to expect our effective tax rate before any significant settlements to be in the range of 31% to 33% in subsequent periods.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Net Earnings

The following table sets out the information supporting the earnings per share calculation:

	Three months ended
	Dec. 31,	Dec. 31,
(in '000 of dollars unless otherwise indicated)	2009	2008	Change
Earnings from continuing operations	111,219	79,989	39.0%

Margin	12.2%	8.0%

Earnings from discontinued operations,
net of income taxes	-	85	-100.0%

Net earnings	111,219	80,074	38.9%

Margin	12.2%	8.0%

Weighted average number of Class A
subordinate shares and Class B shares (basic)	295,477,129	308,274,151	-4.2%

Weighted average number of Class A
subordinate shares and Class B shares (diluted)	301,953,549	310,654,514	-2.8%

Basic EPS from continuing operations (in dollars)1	0.38	0.26	46.2%

Diluted EPS from continuing operations (in dollars)1	0.37	0.26	42.3%

Basic EPS (in dollars)1	0.38	0.26	46.2%

Diluted EPS (in dollars)1	0.37	0.26	42.3%

1   EPS amounts are attributable to shareholders of CGI.

For the three months ended December 31, 2009, earnings from continuing operations increased by $31.2 million or 39.0% when compared to the prior year, mainly due to the tax adjustments noted in the previous section. Removing the favourable impact of the one-time tax benefits from both the first quarter of fiscal 2010 and 2009, normalized earnings from continuing operations would have increased by $9.3 million and the margin would have improved from 7.1% in fiscal 2009 to 8.8% in 2010. The remaining improvement is attributable to the improved profitability of our Canadian segment.

CGI’s basic and diluted weighted average number of shares for the first quarter of fiscal 2010 was down versus the same period of the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and is currently at 31.9% compared to 34.7% in the first quarter of 2009.

LIQUIDITY

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

As at December 31, 2009, cash and cash equivalents were $337.4 million. The following table provides a summary of the generation and utilization of cash for the three months ended December 31, 2009 and 2008.

	Three months ended
	Dec. 31,	Dec. 31,
(in '000 of dollars)	2009	2008	Change

Cash provided by continuing operating activities	166,128	79,601	86,527
Cash used in continuing investing activities	(36,112)	(25,862)	(10,250)
Cash (used) provided in continuing financing activities	(130,253)	91,446	(221,699)
Effect of foreign exchange rate changes on
cash and cash equivalents from continuing operations	(5,765)	20,535	(26,300)
Net (decrease) increase in cash and cash
equivalents from continuing operations	(6,002)	165,720	(171,722)

Cash Provided by Continuing Operating Activities

Cash provided by continuing operating activities increased to $166.1 million or 18.2% of revenue for the first quarter of fiscal 2010. This is compared with $79.6 million or 8.0% of revenue in the same quarter a year ago. The year-over-year increase of $86.5 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 22 days. This increase was slightly offset by the reduction of the accrued compensation resulting from the payment of the annual profit sharing and the pre-payment of one day of salaries due to the calendar year-end.

Cash Used in Continuing Investing Activities

During the first quarter of fiscal 2010, a total of $36.1 million was invested, an increase of $10.2 million compared with the $25.9 million invested last year. The investments made during the quarter were primarily the result of additions to contract costs, software licenses and short-term investments.

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. The Company purchased short-term investments in the current quarter for $9.0 million but made no such investments in the same quarter last year.

Cash used for the purchase of capital assets amounted to $8.2 million during the quarter, a decrease of $7.5 million from prior year’s investment level of $15.7 million. The decrease is due to a higher than normal investment in computer equipment in 2009 for infrastructure upgrades to our data centres.

The investments in intangible assets were $18.2 million, an increase of $6.6 million when compared to the $11.6 million invested in the first quarter of fiscal 2009. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions as we look to reduce our costs through the expanded utilization of our offshore resources.

Cash Used in Continuing Financing Activities

For the quarter ended December 31, 2009, continuing financing activities consumed $130.3 million, compared to $91.4 million provided by financing activities in the same quarter last year. During the quarter, $148.6 million more was used for the repurchase of CGI shares under the Normal Course Issuer Bid. In line with the increase in CGI’s share price, $23.1 million more was provided from the exercise of stock options. In the three months ended December 31, 2008, financing activities mostly consisted of the use of credit facilities for a net amount of $94.3 million whereas no amounts were drawn on the credit facilities in the first quarter of 2010.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents from Continuing Operations

For the quarter ended December 31, 2009, we had a $5.8 million reduction in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents. This reduction was partly offset by a $3.4 million unrealized gain before taxes on translation of our long-term debt designated as hedges of our net investments in self-sustaining foreign operations. Neither the $5.8 million reduction nor the $3.4 million unrealized gain had an effect on net earnings as both amounts were recorded in comprehensive income.

CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computers and other equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2009, as discussed in the 2009 Annual Report.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of December 31, 2009, 31.9% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on December 31, 2009, the consideration would be approximately $10.2 million.

CAPITAL RESOURCES

	Total commitment	Available at December 31, 2009	Outstanding at December 31, 2009
(in '000 of dollars)	$	$	$
Cash and cash equivalents	—	337,425	—
Short-term investments	—	9,020	—
Unsecured committed revolving facilities 1	1,500,000	1,362,642	137,358	2
Lines of credit and other facilities 1	25,000	25,000	—
Total	1,525,000	1,734,087	137,358	2

1   Excluding any existing credit facility under non-majority owned entities.
2   Consists of drawn portion of $122.7 million and Letters of Credit for $14.7 million.

Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2009, cash and cash equivalents and short-term investments were $346.4 million, the amount available under our credit facilities was $1,362.6 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At December 31, 2009, CGI was in compliance with these covenants.

Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at December 31, 2009, no amount was drawn on this facility.

Total long-term debt decreased by $6.5 million to $276.6 million at December 31, 2009, compared with $283.1 million at September 30, 2009. The variation resulted primarily from the fluctuations of foreign currencies against the Canadian dollar. The impact from the fluctuations of foreign currencies on our total long-term debt is partially offset by the impact from the fluctuations of foreign currencies on our cash and cash equivalent reducing the overall impact on our net debt level.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

FINANCIAL INSTRUMENTS AND HEDGES

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

During the three months ended December 31, 2009, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee. These contracts relate to future revenue for the period from October 2012 to September 2013.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three months ended December 31, 2009, there was no ineffectiveness recorded in the consolidated statement of earnings.

The Company has the following outstanding hedging instruments:

Hedges on net investments in self-sustaining foreign subsidiaries

•	US$100.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.

Cash flow hedges on the future revenue

•	US$177.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$67.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$106.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on the Senior U.S. unsecured notes

•	US$107.0 million foreign currency forward contracts.

The Company expects that approximately $10.3 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at December 31, 2009 will be reclassified in net income in the next 12 months.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at December 31	2009	2008
Net debt to capitalization ratio	n/a	9.6%
Return on equity	15.2%	15.4%
Return on invested capital	15.4%	14.1%
Days sales outstanding	30	52
n/a = not applicable

At December 31, 2009, the Company had a net cash (including short-term investments) position of $73.0 million. The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. Our cash-generating ability has allowed us to significantly pay down our debt balance, resulting in a net cash position.

Return on equity is a measure of the return we are generating for our shareholders. At the end of the first quarter of fiscal 2010, ROE stood at 15.2% compared to 15.4% in the prior year. Our ROE ratio was unfavourably affected by currency fluctuations over the last twelve months. Without this impact, our ROE ratio would have been 15.8% which is the result of our strong earnings from continuing operations as well as the level of shares repurchased in the last year.

Return on invested capital was 15.4% up from 14.1% last year. The increase was primarily due to the improved profitability over the last twelve months.

DSO decreased by 22 days to 30 days when compared with last year. Improving our cash generating ability is a priority and we remain committed to managing our DSO to our target of 45 days. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $36.5 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2009. The Company does not expect to incur any potential payment in connection with these guarantees, which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2009, we had committed for a total of $113.6 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; and investing in our business solutions. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2010.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our people and their knowledge are key to delivering quality service to our clients. With a workforce of 26,000 professionals, our human resources program provides competitive compensation and benefits, a favourable working environment, training and career development programs, to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 87% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan, which align member objectives with the strategic goals of CGI. As well, all members share in the success of the Company in the Profit Participation Program.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes.  This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients.  CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration.

RELATED PARTY TRANSACTIONS

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

As at and for the three months ended	Dec. 31,	Dec. 31,
(in '000 of dollars)	2009	2008

Revenue	25,683	32,416
Accounts receivable	11,323	16,468
Work in progress	2,888	2,875
Contract costs	8,082	10,592
Deferred revenue	5,274	1,885

JOINT VENTURE: SUPPLEMENTARY INFORMATION

The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the three months ended	Dec. 31,	Dec. 31,
(in '000 of dollars)	2009	2008

Revenue	27,709	31,472
Net Earnings	1,706	4,036
Current assets	38,716	46,142
Non-current assets	3,704	1,552
Current liabilities	17,045	25,619
Non-current liabilities	729	491

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements for the three months ended December 31, 2009 and 2008 are unaudited and include all adjustments that management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of GAAP for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2009. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2009, except for new accounting policies adopted effective October 1, 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 3064, “Goodwill and Intangible Assets”.

CHANGES IN ACCOUNTING POLICIES

On October 1, 2009, the Company has elected to early adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) in January 2009 as it primarily converges with International Financial Reporting Standards (“IFRS”) and U.S. GAAP:

a)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. This section is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non controlling interests and contingent considerations. Subsequent changes in fair value of contingent considerations classified as liabilities are recognized in earnings. Acquisition-related costs and restructuring costs are also to be expensed as incurred rather than capitalized as a component of the

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

business combination. Also, the previously unrecognized future tax assets related to the acquiree subsequent to the business combination are recognized in earnings rather than as a reduction of goodwill.

b)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability of the consolidated balance sheet statements. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net income and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 to the September 30, 2009, audited consolidated financial statements and any accounting policy changes outlined in Note 1 of our interim financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

	Consolidated balance sheets	Consolidated statements of earnings
Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes

Goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock-based compensation	X		X
Investment tax credits and government programs	X		X
Impairment of long-lived assets	X			X

Goodwill
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

FUTURE ACCOUNTING CHANGES

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of our plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

At the current time, Business Combinations and Revenue Recognition sections have been identified as having the most effort required as we convert to IFRS.

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of this new EIC on the consolidated financial statements.

RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to the Market

Economic risk – The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks Related to our Industry

The competition for contracts – CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others – Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic.  In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable – In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects.  There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis.  Billing for fixed-price

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates – In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks – Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation – CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with acquisitions – A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations – The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks – The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2009

INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2009 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2009. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost Inc., a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents 1% of our consolidated total assets and 3% of our consolidated revenue as at and for the quarter ended December 31, 2009. Please refer to page 22 of this MD&A for supplementary financial information about Innovapost Inc.

For the quarter ending December 31, 2009, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

LEGAL PROCEEDINGS

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

CGI GROUP INC.